Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in United States dollars)

CRH MEDICAL CORPORATION
(Unaudited)
Three and nine months ended September 30, 2016 and 2015

CRH MEDICAL CORPORATION
Condensed Consolidated Balance Sheets
(Unaudited)
(Expressed in United States dollars)

As at September 30, 2016 and December 31, 2015
	Notes	September 30, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents		$10,525,073	$3,572,344
Trade and other receivables		8,976,740	7,091,549
Prepaid expenses and deposits		296,902	484,795
Inventories		289,053	254,924
		20,087,768	11,403,612

Non-current assets:
Property and equipment		343,705	284,706
Intangible assets	4	138,387,110	87,307,267
Derivative asset	8	1,678,611	-
Deferred tax assets		7,322,171	5,499,693
		147,731,597	93,091,666

Total assets		$167,819,365	$104,495,278

Liabilities

Current liabilities:
Trade and other payables		$3,371,152	$3,034,363
Employee benefits		207,436	142,576
Current tax liabilities		2,100,767	869,556
Notes payable	9	7,791,787	3,818,048
Deferred consideration	4	878,592	-
Short term advances	4	100,000	-
Loan	4	102,900	266,994
		14,552,634	8,131,537

Non-current liabilities:
Deferred consideration	4	2,991,836	-
Notes payable	9	43,729,612	26,920,418
Earn-out obligation	12	13,178,494	12,468,958
Deferred tax liability		51,329	-
		59,951,271	39,389,376

Equity
Share capital	10	52,382,682	51,066,044
Contributed surplus		6,765,889	6,556,951
Accumulated other comprehensive loss		(66,772)	(66,772)
Deficit		(2,736,793)	(9,831,078)
Total equity attributable to shareholders of the Company		56,345,006	47,725,145
Non-controlling interest		36,970,454	9,249,220
Total equity		93,315,460	56,974,365

Total liabilities and equity		$167,819,365	$104,495,278

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

(signed) "Edward Wright"	Director	(signed) "Anthony Holler" Director
Edward Wright	Anthony Holler

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
(Unaudited)
(Expressed in United States dollars, except per share amounts)

Three and nine month periods ended September 30, 2016 and 2015

			Three months ended		Nine months ended
	Notes		September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenue:
Anesthesia services	13		$19,446,645	$9,195,363	$44,813,732	$25,166,336
Product sales	13		2,661,492	2,414,512	7,718,797	6,944,613
			22,108,137	11,609,875	52,532,529	32,110,949

Expenses:
Anesthesia services expense	5		13,567,334	6,394,981	30,844,229	15,714,738
Product sales expense	6		1,079,078	1,235,609	3,279,607	3,337,762
Corporate expense	7		867,192	1,694,283	2,827,002	4,299,892
			15,513,604	9,324,873	36,950,838	23,352,392

Operating income			6,594,533	2,285,002	15,581,691	8,758,557

Finance income	11		(23,655)	(995,419)	(1,026,429)	(2,194,841)
Finance expense	11		1,405,142	2,007,944	4,274,298	9,365,025

Income before tax			5,213,046	1,272,477	12,333,822	1,588,373

Income tax expense (recovery)			187,525	(441,755)	2,611,676	(1,372,215)

Net and comprehensive income			$5,025,521	$1,714,232	9,722,146	$2,960,588

Attributable to:
Shareholders of the Company			$2,869,515	$1,675,760	$7,094,285	$2,922,116
Non-controlling interest			2,156,006	38,472	2,627,861	38,472
			$5,025,521	$1,714,232	$9,722,146	$2,960,588

Earnings per share attributable to shareholders:
Basic	10	(d)	$0.040	$0.024	$0.099	$0.044
Diluted	10	(d)	$0.039	$0.023	$0.096	$0.042

Weighted average shares outstanding:
Basic			71,958,864	69,709,388	71,579,028	66,855,673
Diluted			74,310,547	72,823,794	74,156,576	69,853,805

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in United States dollars, except share amounts)

Nine months ended September 30, 2016 and 2015
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non-controlling interest	Total equity

Balance as at January 1, 2015	60,881,947	$25,913,839	$5,847,564	$(66,772)	$(12,907,269)	$-	$18,787,362

Total net and comprehensive income for the period	-	-	-	-	2,922,116	38,472	2,960,588

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	2,488,935	-	-	-	2,488,935

Common shares purchased on exercise of options	517,193	746,353	(267,961)	-	-	-	478,392

Common shares issued on vesting of share units	1,000,000	1,750,000	(1,750,000)	-	-	-	-

Shares issued through share offering, net of fees (note 10)	8,050,000	20,254,709	-	-	-	-	20,254,709

Deferred tax recovery on share issuance costs	-	418,908	-	-	-	-	418,908

Broker warrants issued in share offering (note 10)	-	(249,149)	249,149	-	-	-	-

Exercise of broker warrants (note 9)	140,795	508,413	(145,254)	-	-	-	363,159

Common shares issued in connection with acquisition (note 4)	375,612	1,422,652	-	-	-	-	1,422,652

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	6,550,968	6,550,968

Balance as at September 30, 2015	70,965,547	$50,765,725	$6,422,433	$(66,772)	$(9,985,153)	$6,589,440	$53,725,673

Balance as at January 1, 2016	71,206,547	$51,066,044	$6,556,951	$(66,772)	(9,831,078)	9,249,220	56,974,365

Total net and comprehensive income for the period	-	-	-	-	7,094,285	2,627,861	9,722,146

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	851,288	-	-	-	851,288

Common shares purchased on exercise of options	938,750	720,272	(309,075)	-	-	-	411,197

Common shares issued on vesting of share units	80,000	229,378	(229,378)	-	-	-	-

Exercise of broker warrants (note 10)	100,705	366,988	(103,897)	-	-	-	263,091

Distribution to non-controlling interest	-	-	-	-	-	(2,240,949)	(2,240,949)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	27,334,322	27,334,322

Balance as at September 30, 2016	72,326,002	$52,382,682	$6,765,889	$(66,772)	$(2,736,793)	$36,970,454	$93,315,460

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

Three and nine month periods ended September 30, 2016 and 2015
		Three months ended		Nine months ended
	Notes	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Cash provided by (used in)

Operating activities:
Net income (loss)		$5,025,521	$1,714,232	$9,722,146	$2,960,588
Adjustments for:
Depreciation of property, equipment and intangibles		4,742,354	1,761,861	10,187,781	4,650,009
Write-offs of equipment		-	-	-	2,753
Write-off of intangible asset		-	389,690	-	389,690
Write-off of inventory		-	240,946	-	240,946
Stock-based compensation		297,729	1,000,996	851,288	2,488,935
Unrealized foreign exchange		60,111	(974,320)	(994,995)	(2,169,833)
Finance expense		1,405,142	2,007,944	4,274,298	9,365,026
Income tax expense (recovery)		187,525	(441,755)	2,611,676	(1,372,215)
Operating activity before changes in operating assets and liabilities		11,718,382	5,699,594	26,652,194	16,555,899
Taxes paid		(341,427)	(57,000)	(3,069,565)	(376,584)
Change in trade and other receivables		111,996	(826,441)	(1,885,191)	(448,981)
Change in prepaid expenses		92,726	(26,691)	187,893	(95,757)
Change in inventories		(6,343)	(99,944)	(34,129)	32,438
Change in trade and other payables		(403,398)	440,044	336,789	(3,755,296)
Change in employee benefits		44,029	2,611	64,860	35,721
Change in short term advances		(5,000)	-	100,000	(262,482)
Cash provided by operating activities		11,210,965	5,132,173	22,352,851	11,684,958

Financing activities
Net proceeds on the issuance of shares		-	-	-	20,254,709
Net proceeds from loans		-	166,994	(164,094)	166,994
Proceeds from notes payable		-	-	26,000,000	-
Repayment of notes payable		(3,250,000)	-	(6,500,000)	(8,219,519)
Repayment of notes payable interest		(1,057,726)	(1,063,185)	(2,426,529)	(3,589,904)
Payment of financing fees		(15,000)	-	(579,460)	-
Distribution to non-controlling interest		(932,631)	-	(2,240,949)	-
Proceeds from the exercise of broker warrants		141,996	363,159	263,091	363,159
Proceeds from the issuance of shares relating to stock based compensation		256,122	36,643	411,197	478,392
Cash provided by (used in) financing activities		(4,857,239)	(496,389)	14,763,256	9,453,831

Investing activities
Acquisition of property and equipment		(4,025)	(48,113)	(108,166)	(156,509)
Acquisition of anesthesia services providers	4	-	(11,995,700)	(30,062,239)	(12,595,700)
Cash used in investing activities		(4,025)	(12,043,813)	(30,170,405)	(12,752,209)

Effects of foreign exchange on cash		(2,276)	(21,100)	7,027	(25,080)

Increase (decrease) in cash and cash equivalents		6,347,425	(7,429,129)	6,952,729	8,361,500

Cash and cash equivalents, beginning of period		4,177,648	19,924,292	3,572,344	4,133,663

Cash and cash equivalents, end of period		$10,525,073	$12,495,163	$10,525,073	$12,495,163

See accompanying notes to condensed consolidated interim financial statements.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

1. Reporting entity:
CRH Medical Corporation ("CRH" or "the Company") was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia).  The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and also specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.
CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.
2. Basis of preparation:
(a) Statement of compliance:
These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").   Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting ("IAS 34").  These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2015.  In management's opinion, all adjustments considered necessary for fair presentation have been included in these financial statements.  Interim results are not necessarily indicative of the results expected for the fiscal year.
The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 26, 2016.
(b) Basis of measurement:
The Company's condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.
(c) Functional and presentation currency:
These condensed consolidated interim financial statements are presented in United States dollars, which is the Company's presentational currency.  The functional currency of the Company's parent company and subsidiaries is the United States dollar.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

2. Basis of preparation (continued):
(d) Use of estimates, assumptions and judgments:
The preparation of the Company's condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units,  estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities, including liabilities relating to contingent and deferred consideration, the vesting term for share units with market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.
Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of functional currency and the accounting classification of financial instruments.   In conjunction with the Company's business acquisitions, these judgments also include the Company's determination of control for the purposes of consolidation and the Company's definition of a business.
Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take.  Actual results could differ from those estimates.
3. Significant accounting policies:
These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company's December 31, 2015 annual consolidated financial statements.
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company's annual financial statements for the period ended December 31, 2015.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

4. Business combinations:
In the second quarter of 2016, the Company completed three business combinations.  All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
Austin Gastroenterology Anesthesia Associates, PLLC ("AGAA")	May 2016	$16,821,896
Community Anesthesia, PLLC ("Community")	June 2016	$13,636,639
Arapahoe Gastroenterology Anesthesia Associates, LLC ("Arapahoe")	June 2016	$3,700,000
The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the date of acquisition.
The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date.  Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.
	Austin	Community	Arapahoe	Total
Cash	$13,000,000	$13,636,639	$3,700,000	$30,336,639
Deferred consideration	3,821,896	-	-	3,821,896
Purchase consideration	16,821,896	13,636,639	3,700,000	34,158,535
Non-controlling interest	16,162,214	7,342,806	3,554,902	27,059,922
	$32,984,110	$20,979,445	$7,254,902	$61,218,457

Assets and liabilities acquired:
Exclusive professional services agreements	32,984,110	20,979,445	$7,254,902	$61,218,457
Pre-close trade receivables	-	917,998	-	917,998
Pre-close trade payables	-	(917,998)	-	(917,998)
Fair value of net identifiable assets and liabilities acquired	$32,984,110	$20,979,445	$7,254,902	$61,218,457

Exclusive professional services agreements – amortization term	10 years	5 years	5 years
Acquisition costs expensed				$348,251
The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services.   The amortization terms for the agreements are based upon contractual terms within the acquisition agreements.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

4. Business combinations (continued):
AGAA
In May 2016, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Austin Gastroenterology Anesthesia Associates, PLLC ("AGAA"), an anesthesia services provider in Texas.  The total purchase price under the asset contribution and exchange agreement was $17,200,000 and was paid via a combination of cash ($13,000,000) and deferred cash consideration ($4,200,000).  The deferred consideration is payable annually over a period of four years. At the date of acquisition, the deferred consideration was discounted to fair value ($3,821,896) using a discount rate consistent with the Company's underlying credit risk at the time of the transaction.  This resulted in total consideration of $16,821,896 for this transaction.  As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of AGAA which governs the operation of AGAA.  As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of AGAA and, as a result, 100% of the financial results of AGAA have been included in the Company's consolidated financial statements from the date of acquisition, being May 31, 2016. The non-controlling interest of $16,162,214 was determined based on 49% of the fair value of AGAA's net identifiable assets as estimated by the Company.
In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed additional member contributions of $285,600 and $274,400, respectively.
Community
In June 2016, a subsidiary of the Company entered into an membership interest purchase agreement to acquire 65% of the ownership interest in Community Anesthesia, PLLC ("Community"), an anesthesia services provider in Massachusetts.  The total purchase price under the asset contribution and exchange agreement was $13,636,639 and was paid via cash.  As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of Community which governs the operation of the acquired business.  As a result of the 65% ownership interest acquired and the operating agreement, the Company has acquired control of Community and, as a result, 100% of the financial results of Community have been included in the Company's consolidated financial statements from the date of acquisition, being June 15, 2016. The non-controlling interest of $7,342,806 was determined based on 35% of the fair value of Community's net identifiable assets as estimated by the Company.
In conjunction with the acquisition, the non-controlling interest shareholder of Community has provided a working capital advance to Community totaling $100,000 at September 30, 2016.  The working capital advance has decreased by $5,000 since acquisition due to repayment.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

4. Business combinations (continued):

Arapahoe
In June 2016, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Arapahoe Gastroenterology Anesthesia Associates, LLC ("Arapahoe"), an anesthesia services provider in Colorado.  The total purchase price under the asset contribution and exchange agreement was $3,700,000 and was paid via cash.  As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of Arapahoe which governs the operation of the acquired entity.  As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of Arapahoe and, as a result, 100% of the financial results of Arapahoe have been included in the Company's consolidated financial statements from the date of acquisition, being June 30, 2016. The non-controlling interest of $3,554,902 was determined based on 49% of the fair value of Arapahoe's net identifiable assets as estimated by the Company.
In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $107,100 and $102,900, respectively.  The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.
In the three and nine months ended September 30, 2016, the above noted acquisitions contributed revenue and net earnings before tax as follows:
	Three months ended September 30, 2016
	AGAA	Community	Arapahoe	Total

Revenue	$4,144,434	$1,957,465	$634,982	$6,736,881
Net earnings (loss) before tax	$1,802,198	$(202,394)	$(55,109)	$1,544,695
Amortization	$824,603	$1,048,972	$362,745	$2,236,320

	Nine months ended September 30, 2016
	AGAA	Community	Arapahoe	Total

Revenue	$5,278,895	$2,270,307	$634,982	$8,184,184
Net earnings (loss) before tax	$2,136,627	$(243,862)	$(56,441)	$1,836,324
Amortization	$1,099,470	$1,223,801	$362,745	$2,686,016
The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2016.  The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2016. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation.   Were the acquisitions completed on January 1, 2016, revenue for the consolidated group would have been approximately $62.4 million and net income before tax would have been approximately $13.6 million.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

4. Business combinations (continued):

	Nine months ended September 30, 2016
Pro Forma Information (unaudited)
	AGAA	Community	Arapahoe	Total
Revenue	$9,886,256	$6,214,683	$1,938,780	$18,039,719
Net earnings before tax	$3,321,963	$(192,381)	$(39,105)	$3,090,477
Amortization	$2,473,808	$3,146,917	$1,088,235	$6,708,960
During the year ended December 31, 2015, the Company completed five business combinations.  All business combinations completed during the year have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
John's Creek Anesthesia LLC ("John's Creek")	December 2015	$1,200,000
Macon Gastroenterology Anesthesia Associates LLC ("MGAA")	December 2015	$4,670,000
Knoxville Gastroenterology Anesthesia Associates LLC ("KGAA")	September 2015	$6,818,352
Associates in Digestive Health LLC ("ADH")	August 2015	$6,600,000
Anesthesia Healthcare Providers of Florida and AHP of North Carolina (collectively "AHP")	March 2015	$600,000
The results of operations of the acquired businesses have been included in the Company's consolidated financial statements from the date of acquisition.
The following table summarizes the fair value of the consideration transferred and the estimated fair values of the assets and liabilities acquired at the acquisition date.
	AHP	ADH	KGAA	MGAA	John's Creek	Total
Cash	$600,000	$6,600,000	$5,395,700	$4,670,000	$1,200,000	$18,465,700
Common shares	-	-	1,422,652	-	-	1,422,652
Purchase consideration	600,000	6,600,000	6,818,352	4,670,000	1,200,000	19,888,352
Non-controlling interest	-	-	6,550,968	2,514,615	-	9,065,583
	$600,000	$6,600,000	$13,369,320	$7,184,615	$1,200,000	$28,953,935

Assets and liabilities acquired:
Exclusive professional services agreements	600,000	6,600,000	$13,369,320	$7,152,308	$1,200,000	$28,921,628
Inventory	-	-	-	32,307	-	32,307
Fair value of net identifiable assets and liabilities acquired	$600,000	$6,600,000	$13,369,320	$7,184,615	$1,200,000	$28,953,935

Exclusive professional services agreements – amortization term	0.7 to 2.8 years	7 years	7 years	5 years	10.9 years
Acquisition costs expensed	$16,083	$110,727	$110,727	$61,715	$61,715	$360,967

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

As a result of the above business combinations completed in 2015, the Company recognized intangible assets totaling $28,921,628 during the year ended December 31, 2015, along with non-controlling interest of $9,065,583.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

5. Anesthesia services expense:
For the three and nine month periods ended September 30:
	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Employee related	$5,816,173	$2,366,551	$13,070,840	$6,125,343
Depreciation and amortization	4,714,227	1,747,305	10,118,306	4,610,935
Bad debt expense	1,127,938	536,778	2,561,087	1,318,491
Office related	1,500,809	859,916	3,666,342	2,432,042
Write-off of professional services contract	-	389,690	-	389,690
Acquisition expense	20,720	221,454	368,972	221,454
Medical supplies	248,826	215,673	661,081	462,537
Stock-based compensation	38,308	13,198	81,823	25,287
Professional fees	64,500	33,535	248,462	99,080
Insurance	35,313	10,881	66,496	29,579
Foreign exchange	-	-	-	300
Corporate related expenses	520	-	820	-

	$13,567,334	$6,394,981	$30,844,229	$15,714,738
6.   Product sales expense:
For the three and nine month periods ended September 30:
	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Employee related	$364,718	$323,284	$1,084,815	$1,001,797
Product cost and support	485,383	466,025	1,457,825	1,432,372
Write-off of inventory	-	240,946	-	240,946
Professional fees	49,003	33,748	193,494	136,222
Office related	60,575	61,671	187,436	165,873
Stock-based compensation	90,212	105,619	272,976	320,979
Insurance	13,776	13,205	41,330	41,546
Depreciation and amortization	14,610	649	30,253	1,947
Foreign exchange	801	(9,538)	11,478	(3,920)

	$1,079,078	$1,235,609	$3,279,607	$3,337,762

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

7. Corporate expense:
For the three and nine month periods ended September 30:
	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Employee related	$321,848	$296,285	$960,096	$815,278
Professional expenses	106,201	268,794	456,769	563,037
Corporate	110,611	75,228	347,939	277,966
Stock-based compensation	169,210	882,179	496,490	2,142,669
Travel and entertainment	42,887	77,337	192,526	205,385
Office related	44,133	42,871	131,427	115,346
Insurance	58,326	41,647	184,026	115,867
Acquisition expenses	-	-	-	16,083
Depreciation and write-offs	13,518	13,907	39,222	39,881
Foreign exchange	458	(3,965)	18,507	8,380

	$867,192	$1,694,283	$2,827,002	$4,299,892

8.   Derivative asset:
On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia ("Scotia") to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note (note 9) at 1.448.  Under the cross currency swap, Scotia is committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company is committed to payments on the principal amount of the Crown Note of USD$15,538,674 at 13.17%.  Interest rate payments are calculated quarterly with payment due on the last business day of each quarter.
The Company accounts for the cross currency swap as a derivative financial instrument at fair value through profit or loss and has recorded the fair value of the instrument on the balance sheet at September 30, 2016 with changes in the fair value of the instrument recorded through earnings in the period (note 12).  The cross currency swap agreement matures on January 31, 2018.
9.  Notes payable:
September 30, 2016	Crown Note	Scotia Facility	Total
Current portion	$-	7,791,787	$7,791,787
Non-current portion	15,351,070	28,378,542	43,729,612
Total loans and borrowings	$15,351,070	36,170,329	$51,521,399

December 31, 2015	Crown Note	Scotia Facility	Total
Current portion	$-	3,818,048	$3,818,048
Non-current portion	14,179,589	12,740,829	26,920,418
Total loans and borrowings	$14,179,589	16,558,877	$30,738,466

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

9.  Notes payable (continued):
Norrep Credit Opportunities Fund II, LP ("Crown Note")
On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Norrep Credit Opportunities Fund II, LP.  At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000).  The note bears interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company's obligations under its senior credit agreement (see Scotia Facility).  Interest on the note is payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018.  In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note.  The Crown note is subordinate to the Scotia Facility. The note is classified as an other financial liability and recorded at amortized cost.

 During the quarter ended June 30, 2016, the Company amended the Crown Note to accommodate an increase to the Scotia Facility, noted below, as well as amended the financial covenants under the agreement to align with the Scotia Facility.  The Company paid $174,060 (CAD$225,000) in fees to Crown in respect of the amendment.
The Bank of Nova Scotia ("Scotia Facility")
On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia.  The facility, which has a maturity date of April 30, 2018, provided financing of up to $33,000,000.  On June 15, 2016, the Company amended the Scotia Facility to provide financing of up to $55,000,000.  In conjunction with this amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.  As at September 30, 2016, the Company had drawn $36,500,000 on the amended Facility (December 31, 2015 - $17,000,000).  The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning March 31, 2016 based upon the outstanding balance of the Facility.  The Facility is a revolving credit facility which the Company may terminate at any time without penalty.  The credit facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers' acceptance rates plus an applicable margin.  At September 30, 2016, the interest rate on the facility was LIBOR plus 2.75%. The Facility is secured by the assets of the Company.  The Company is required to maintain the following financial covenants in respect of the Facility for the quarter-ended September 30, 2016:
Financial Covenant	Required Ratio
Senior debt to EBITDA ratio	2.25:1.00
Total funded debt ratio	3.00:1.00
Fixed charge coverage ratio	1.00:1.00

The Company is in compliance with the above covenants at September 30, 2016.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

9.  Notes payable (continued):
The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At September 30, 2016
Not later than one year	$8,000,000
Between one and five years	45,654,000
$53,654,000
10. Share capital:
(a) Issued and outstanding – common shares:
On March 29, 2016, the Company issued 46,851 common shares on the exercise of 46,851 broker warrants issued in connection with the Company's bought deal equity offering on March 25, 2015.  Gross proceeds on exercise were $121,095 (CAD$159,293) and the fair value of the instruments exercised was $48,335.
On September 7, 2016, the Company issued 53,854 common shares on the exercise of 53,854 broker warrants issued in connection with the Company's bought deal equity offering on March 25, 2015.  Gross proceeds on exercise were $141,996 (CAD$183,104) and the fair value of the instruments exercised was $55,562.
On March 25, 2015, the Company closed a bought deal equity offering and over-allotment option of 7,000,000 and 1,050,000 common shares, respectively, at a price of $2.72 (CAD$3.40) per common share for gross proceeds of $21,865,893 (CAD$27,370,000). In connection with the offering, the underwriters were paid a 6% commission totaling approximately $1,311,954 (CAD$1,642,200) and received 241,500 broker warrants with a fair value of $249,149 (CAD$311,535).  Additional share issuance costs of $269,540 (CAD$337,388) were incurred in relation to the offering.   The Company recorded a deferred tax asset of $452,169 in relation to those share issuance costs incurred in relation to the offering.  The deferred tax asset has been offset against share capital.
On September 10, 2015, the Company issued 375,612 common shares with a total value of $1,422,652 in connection with its acquisition of Knoxville Gastroenterology Anesthesia Associates LLC.  Refer to note 4.
On September 17, 2015, the Company issued 140,795 common shares on the exercise of 140,795 broker warrants issued in connection with the Company's bought deal equity offering.  Gross proceeds on exercise was $363,159 (CAD$478,703) and the fair value of the instruments exercised was $145,254 (CAD$181,625).

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

10. Share capital (continued):
(b)   Share unit plan:
In June 2014, the shareholders of the Company approved a Share Unit Plan.   Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria.  The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.
A summary of the status of the plan as of September 30, 2016 and 2015 is as follows:
	Time based share units	Performance based share units

Outstanding, January, 2015	-	-

Issued	416,000	2,000,000
Exercised	-	(1,000,000)
Forfeited	-	-
Expired

Outstanding, September 30, 2015	416,000	1,000,000

Outstanding, January 1, 2016	509,000	1,000,000

Issued	191,500	250,000
Exercised	(80,000)	-
Forfeited	(50,000)	-
Expired	-	-

Outstanding, September 30, 2016	570,500	1,250,000
As at September 30, 2016, the Company had 570,500 share units ("Time based share units") outstanding. Of these units, 499,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries and 71,500 units vest over 1.0 year.  The remaining 1,250,000 share units ("Performance based share units") vest upon the Company meeting certain market based performance targets and internal based performance targets and expire 10 years after grant.
As at September 30, 2015, the Company had 416,000 share units ("Time based share units") outstanding. Of these units, 336,000 units vest over a 4 year term, with 50% vesting on the second anniversary and 25% vesting on each of the third and fourth anniversaries and 80,000 units vest over 1.25 years. The remaining 2,000,000 share units ("Performance based share units") vest upon the Company meeting certain market based performance targets and expire 10 years after grant.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

10. Share capital (continued):
(b)   Share unit plan (continued):
During the nine months ended September 30, 2016, the Company issued 191,500 share units ("Time based share units"). The weighted average fair value per unit was $3.70 (CAD$4.86) based on the market value of the underlying shares at the date of issuance.  During the nine months ended September 30, 2016, the Company issued 250,000 share units ("Performance based share units").  These share units vest upon the Company meeting certain performance targets.  The weighted average fair value of these units at the date of grant was $3.73 (CAD$4.89) per unit.  The fair value of these share units was calculated as of the grant date based on the market value of the underlying shares at the date of issuance.
During the nine months ended September 30, 2015, the Company issued 416,000 share units ("Time based share units"). The weighted average fair value per unit was $3.05 (CAD$4.06) based on the market value of the underlying shares at the date of issuance.  The Company also issued 2,000,000 share units ("Performance based share units").  These share units vest upon the Company meeting certain market based performance targets.  The weighted average fair value of these units at the date of grant was $1.67 (CAD$2.09) per unit.  The fair value of these share units was calculated as of the grant date using a binomial pricing model.
During the nine months ended September 30, 2016, the Company recognized $775,782 (2015 - $2,228,836) in compensation expense in relation to share units.

During the quarter ended September 30, 2016, the Company recognized $282,647 (2015 - $935,935) in compensation expense in relation to share units.
(c) Stock option plan:
During the nine months ended September 30, 2016, the Company recognized $75,506 (2015 – $260,099) in compensation expense in relation to stock options.
During the quarter ended September 30, 2016, the Company recognized $15,082 (2015 - $65,061) in compensation expense in relation to stock options.

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

10. Share capital (continued):
 (d) Earnings per share:
The calculation of basic earnings per share for the three months ended September 30, 2016 and 2015 is as follows.
	Three months ended September 30
	2016			2015
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings (loss):

Earnings (loss) per common share:
Basic	$2,869,515	71,958,864	$0.040	$1,675,760	69,709,388	$0.024
Share options		2,035,477			2,760,310
Share units		275,963			132,710
Broker warrants		40,243			221,386

Diluted	$2,869,515	74,310,547	$0.039	$1,675,760	72,823,794	$0.023
For the three months ended September 30, 2016, 294,948 options (2015 – 473,044) and 1,199,754 share units (2015 – 2,077,311) were excluded from the diluted weighted average number of common shares calculation.
The calculation of basic earnings per share for the nine months ended September 30, 2016 and 2015 is as follows.
	Nine months ended September 30
	2016			2015
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings (loss)	Weighted average number of common shares outstanding	Per share amount

Net earnings:

Earnings per common share:
Basic	$7,094,285	71,579,028	$0.099	$2,922,116	66,855,673	$0.044
Share options		2,260,988			2,763,361
Share units		252,141			-
Broker warrants		64,419			234,771

Diluted	$7,094,285	74,156,576	$0.096	$2,922,116	69,853,805	$0.042

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

10. Share capital (continued):
 (d) Earnings per share (continued):
For the nine months ended September 30, 2016, 387,602 options (2015 – 678,350) and 1,215,180 share units (2015 – 1,863,032) were excluded from the diluted weighted average number of common shares calculation.
The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

11.   Net finance expense
  Recognized in earnings in the three and nine months ended September 30:
	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Finance income:
Foreign exchange gain	$(23,655)	$(995,419)	$(1,026,429)	$(2,194,841)
Total finance income	(23,655)	$(995,419)	$(1,026,429)	$(2,194,841)

Finance expense:
Interest and accretion expense on borrowings	$1,131,089	$1,495,791	$2,948,811	$5,013,192
Accretion expense on earn-out obligation and deferred consideration	146,916	309,857	416,348	951,849
Amortization of deferred financing fees	74,273	202,296	540,199	606,888
Net change in fair value of financial liabilities at fair value through earnings	37,864	-	341,725	2,793,096
Other	15,000	-	27,215	-
Total finance expense	$1,405,142	$2,007,944	$4,274,298	$9,365,025
Net finance expense	$1,381,487	$1,012,525	$3,247,869	$7,170,184

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

12.  Financial instruments:
The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, notes payable, deferred consideration and the Company's earn-out obligation.  The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings.  For all other debt balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of the Crown Note fixed rate instrument reflects fair value.  The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:
•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

12.  Financial instruments (continued):
The Company's derivative asset is carried at fair value as disclosed in note 8.  The fair value of the derivative asset is determined using models to estimate the present value of expected future cash flows.  The derivative asset is considered a Level 2 instrument because, while observable inputs are available, they are not quoted in an active market.
The Company's earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3).  The Earn-Out Obligation relates to the GAA acquisition in 2014. The total purchase price under the acquisition included an additional $14,655,000 payable within 4.5 years after closing based on the achievement of certain financial performance targets of GAA.  As at September 30, 2016, the Company had estimated that potential payments in respect of the earn-out obligation will range from $11,981,000 to $14,655,000.  The Company has used a probability weighted valuation technique in calculating the fair value of the earn-out obligation.  This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company.  The Company evaluates the inputs into the probability weighted valuation technique at each reporting period.  During the three and nine months ended September 30, 2016, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company.  The downward adjustment of the discount rate from 4.42% at December 31, 2015 to 3.30% at September 30, 2016 resulted in an increase of $341,723 to the fair value of the earn-out obligation.  The impact of this adjustment was recorded through finance expense in the period with $37,864 recorded in the three months ended September 30, 2016, $124,755 recorded in the three months ended June 30, 2016 and $179,104 recorded in the three months ended March 31, 2016.
The fair value measurements are sensitive to the discount rate used in calculating the fair values.  A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $266,942.   During the three and nine months ended September 30, 2016, the Company recorded accretion expense of $110,517 and $367,813, respectively, in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.
Reconciliation of level 3 fair values:
Earn-out Obligation
Balance as at January 1, 2016	$12,468,958
Recorded in finance expense:
Accretion expense	367,813
Fair value adjustment	341,723
Balance as at September 30, 2016	$13,178,494

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

13. Segmented information:
The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services.  The revenues relating to geographic segments based on customer location for the three and nine months ended September 30, 2016 and 2015 are as follows:
	Three months ended		Nine months ended
Revenue:	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Canada and other	$77,470	$55,797	$178,044	$141,353
United States	22,030,667	11,554,078	52,354,485	31,969,596
Total	$22,108,137	$11,609,875	$52,532,529	$32,110,949
The Company's property and equipment and intangible assets are located in the following geographic regions as at September 30, 2016 and December 31, 2015:
	2016	2015
Property and equipment:
Canada	$330,565	$269,350
United States	13,140	15,356
Total	$343,705	$284,706
Intangible assets:
Canada	$40,524	$66,397
United States	138,346,586	87,240,870
Total	$138,387,110	$87,307,267

CRH MEDICAL CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in United States dollars)

Three and nine months ended September 30, 2016 and 2015

13. Segmented information (continued):
The financial measures reviewed by the Company's Chief Operating Decision Maker are presented below for the three and nine months ended September 30, 2016 and 2015.  The Company does not allocate expenses related to corporate activities.  These expenses are presented within "Other" to allow for reconciliation to reported measures.
	Three months ended September 30, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$19,446,645	$2,661,492	$-	$22,108,137
Operating costs	13,567,334	1,079,078	867,192	15,513,604
Operating income	$5,879,311	$1,582,414	$(867,192)	$6,594,533

	Three months ended September 30, 2015
	Anesthesia services	Product sales	Other	Total
Revenue	$9,195,363	$2,414,512	$-	$11,609,875
Operating costs	6,394,981	1,235,609	1,694,283	9,324,873
Operating income	$2,800,382	$1,178,903	$(1,694,283)	$2,285,002

	Nine months ended September 30, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$44,813,732	$7,718,797	$-	$52,532,529
Operating costs	30,844,229	3,279,607	2,827,002	36,950,838
Operating income	$13,969,503	$4,439,190	$(2,827,002)	$15,581,691

	Nine months ended September 30, 2015
	Anesthesia services	Product sales	Other	Total
Revenue	$25,166,336	$6,944,613	$-	$32,110,949
Operating costs	15,714,738	3,337,762	4,299,892	23,352,392
Operating income	$9,451,598	$3,606,851	$(4,299,892)	$8,758,557